    As Filed With the Securities and Exchange Commission on October 26, 1999
                                                    Registration No. ___________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                  ------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  ------------

                                   DATUM INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                                             95-2512237
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                 9975 TOLEDO WAY, IRVINE, CALIFORNIA 92618-1819
                                 (949) 598-7500
   (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                                  ------------

                                 DAVID A. YOUNG
                             CHIEF FINANCIAL OFFICER
                                   DATUM INC.
                 9975 TOLEDO WAY, IRVINE, CALIFORNIA, 92618-1819
                                 (949) 598-7500
       (Name, address, including zip code, and telephone number, including area code of agent for service)

                                    COPY TO:
                             LAWRENCE B. COHN, ESQ.
                        STRADLING YOCCA CARLSON & RAUTH,
                           A PROFESSIONAL CORPORATION
                            660 NEWPORT CENTER DRIVE
                         NEWPORT BEACH, CALIFORNIA 92660

        Approximate date of commencement of proposed sale to public: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===============================================================================================
                                       Proposed maximum    Proposed maximum
Title of securities   Amount to be      offering price         aggregate         Amount of
 to be registered    registered (1)      per share (2)      offering price    registration fee
-----------------------------------------------------------------------------------------------
  Common Stock,
  $0.25 par value    235,705 shares         $6.78             $1,598,080           $445
===============================================================================================

(1) The number of shares of the Registrant's common stock, $0.25 par value (the "Common Stock") registered hereunder represents the product of (a) 214,277 shares, which were issued at the closing of the merger of Digital Delivery, Inc. with and into a subsidiary of the Registrant (the "Merger"), and (b) 110%. Pursuant to the merger agreement relating to the Merger, the Registrant is obligated to issue additional shares of its Common Stock on March 31, 2001 and March 31, 2002 based on certain future performance criteria, and the amount of such shares, or any meaningful estimate thereof, is indeterminable at this time. In the event such additional shares aggregate in excess of the ten percent margin provided for above, the Registrant will supplement or amend this Registration Statement.

(2) The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) using the average of the high and low price reported by the Nasdaq National Market for the Common Stock on October 19 1999, which was approximately $6.78 per share.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS                                                Dated October 26, 1999
(Subject to Completion)


                                   DATUM INC.


                         235,705 SHARES OF COMMON STOCK
                                ($0.25 PAR VALUE)


                                ----------------


        This prospectus relates to the offer and sale from time to time of up to 235,705 shares of our common stock which are held by certain of our current stockholders named in this prospectus for their own benefit or by donees, transferees, pledgees or other successors in interest of such stockholders that receive such shares as a gift or other non-sale related transfer. The shares of our common stock offered pursuant to this prospectus were issued to the former stockholders of Digital Delivery, Inc., a Massachusetts corporation, pursuant to an Agreement and Plan of Merger, dated as of July 29, 1999, among Datum, Datum Acquisition Sub, Inc., a Massachusetts corporation and a wholly owned subsidiary of Datum, Digital Delivery, and certain of Digital Delivery's stockholders.

        The prices at which such stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares. We will bear all expenses of registration incurred in connection with this offering. The stockholders whose shares are being registered hereby will bear all selling and other expenses.

        Our common stock is traded on the Nasdaq National Market under the symbol "DATM." On October 25 1999, the last reported sale price of our common stock was $7.00 per share.


    SEE "RISK FACTORS" BEGINNING ON PAGE 2 TO READ ABOUT THE RISKS YOU SHOULD
          CONSIDER CAREFULLY BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                ----------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT CONTAINING THIS PROSPECTUS, WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                ----------------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

                The date of this Prospectus is October __, 1999.

                                TABLE OF CONTENTS


                                                                                          PAGE
About Datum...............................................................................  2
Risk Factors..............................................................................  2
Where You Can Find Additional Information................................................. 10
Issuance of Common Stock to Selling Stockholders.......................................... 11
Use of Proceeds........................................................................... 12
Selling Stockholders...................................................................... 13
Plan of Distribution...................................................................... 14
Legal Matters............................................................................. 14
Experts................................................................................... 14


                                   ABOUT DATUM

        We design, manufacture and market a wide variety of high-performance time and frequency products used to synchronize the flow of information in telecommunications networks and in numerous other applications. We serve the markets for high-precision time and frequency devices in the telecommunications industry, which is rapidly expanding as a result of the conversion from analog to digital systems and the expansion of cellular and personal communications services (PCS) networks. Our Efratom subsidiary invented the rubidium oscillator in 1971 and currently supplies the majority of the high-precision rubidium atomic clocks used in cellular and PCS network base stations in the United States. We are a major supplier of extremely precise cesium standards and Global Positioning System (GPS) receivers that generate or capture time and frequency information for use in wireline telecommunications infrastructures.

        In addition to providing time and frequency products for telecommunications applications, we increasingly supply timing products used to ensure the integrity of information transmitted through enterprise satellites, including GPS satellites, which utilize our cesium clocks to provide highly accurate timing and navigation information throughout the world. We also provide time and frequency products and systems for a wide range of scientific and industrial test and measurement applications, including missile guidance, geographic mapping and electric utility operations, and through our E-Business Solutions Division we provide precision timing solutions to the developing e-commerce marketplace.

        We were originally incorporated in California on March 2, 1959, and reincorporated in Delaware on April 16, 1987. Our executive offices are located at 9975 Toledo Way, Irvine, California 92618-1819, and our telephone number is
(949) 598-7500.


                                  RISK FACTORS

        In evaluating an investment in our common stock, you should carefully consider the following risk factors and other information contained in or incorporated by reference into this prospectus. Some information in this prospectus may contain "forward looking" statements that discuss future expectations of our financial condition and results of operations. The risk factors noted in this section and other factors could cause our actual results to differ materially from those contained in any forward-looking statements. Such risks and uncertainties include:

        o  our ability to design, develop, manufacture and market products;

        o  the continued commercial acceptance of our products;

        o  our ability to achieve new product commercialization;

        o  the anticipated growth of our target markets; and

        o  our ability to maintain profitability.

Although we believe that our current expectations are reasonable, we make no representation regarding their accuracy. Therefore, you should avoid placing undue reliance on the forward-looking statements contained in this prospectus.

OUR REVENUES DEPEND ON THE CONTINUED BUSINESS OF A SMALL NUMBER OF CUSTOMERS.

        A small number of customers account for a substantial portion of our net sales, and we expect this dependence on a limited number of customers to continue for the foreseeable future. Our largest customer, Lucent, accounted for approximately 34% and 38% of our net sales for the years ended December 31, 1998 and 1997, respectively. Further, our five largest customers, including Lucent, accounted for approximately 52% and 58% of net sales during the same periods.

OUR DEPENDENCE ON A LIMITED AMOUNT OF CUSTOMERS INCREASES THE RISK THAT A DELAY OR CANCELLATION OF AN ORDER WILL MATERIALLY IMPACT OUR REVENUES, AND GIVES THOSE CUSTOMERS ADDITIONAL NEGOTIATING LEVERAGE.

        We believe that our major customers continually evaluate whether to purchase time and frequency products from other sources. Accordingly, we cannot assure you that a major customer will not reduce, delay or eliminate its purchases of our products. Any such reduction, delay or loss of orders could materially adversely affect our business, results of operations and financial condition. Our major customers also have significant negotiating leverage over us and may attempt to change the terms, including pricing, upon which we do business, which could materially adversely affect our business, results of operations and financial condition. Under the terms of our supply agreement with Lucent, we agreed to price reductions at specified times, most recently on July 1, 1999. In addition, many of our customers, including Lucent, are original equipment manufacturers (OEMs) for telecommunications service providers. As these OEM customers are pressured to reduce prices by such service providers, we may be required to commit contractually to price reductions for our products before we know how, or if, cost reductions can be obtained. If we are unable to achieve such cost reductions, our gross margins could decline and such decline could materially adverse affect our business, financial condition and results of operations. Also, several of our larger customers, including Lucent and Motorola, require us to continue to invest in statistical quality control programs to measure, maintain, and improve quality standards. The costs related to such programs may adversely affect our ability to deliver product within cost expectations, in turn affecting our business, financial condition and results of operations.

OUR ACTUAL SHIPMENTS TO CUSTOMERS, AND THE REVENUES WE RECEIVE FOR SUCH SHIPMENTS, MAY BE LESS THAN OUR FORECASTS PREDICT.

        While we receive periodic order forecasts from our major customers, certain of these customers have no obligation to purchase the forecasted amounts. As a result of fluctuating market demand for our major customers' products and those customers' attempts to minimize inventory, we have experienced, and we expect to continue experiencing, rescheduling of shipments, creating discrepancies between forecasted orders and actual shipments. Such discrepancies have in the past resulted in significant increases in inventory and necessitated significant reductions in our production staff. Specifically, Lucent operates its factories under a "just-in-time" system of inventory control to operate with a minimum of in-plant inventory. As a result, Lucent may from time to time require many of its vendors, including us, to delay delivery of product. Our contract with Lucent requires us to maintain significant work-in-progress and finished goods inventory to meet forecasted orders. To the extent Lucent or any of our other major customers do not purchase forecasted amounts, we could have excess levels of inventory and production staff. Such an excess of inventory or employees will increase our expenses and the amount of our resources invested in working capital, will reduce our cash flow and may increase the risk of product obsolescence, any of which results could materially adversely affect our business, financial condition and results of operations. In addition, the manufacturing process of many of our products requires significant post-manufacture aging time. As a result, we may encounter difficulties increasing production of many of our products on short notice. Our inability to satisfy customer orders could have a material adverse effect on our relationships with customers.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE.

        We have experienced, and we expect to continue to experience, fluctuations in sales and operating results from quarter to quarter. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. In addition, we cannot assure you that we will maintain profitability in the future. A significant component of such quarterly fluctuations results from rescheduling of orders by our major customers, in some cases due in part to our customers' attempts to minimize their inventories. Other factors that could cause our sales and operating results to vary significantly from period to period include:

        o contractual price reductions on products sold to certain major customers;

        o  the time, availability and sale of new products;

        o  changes in the mix of products having differing gross margins;

        o  variations in manufacturing capacities, efficiencies and costs;

        o  the availability and cost of components;

        o  warranty expenses; and

        o  variations in product development and other operating expenses.

In addition, we have experienced seasonal fluctuations, in demand for our products, resulting in increased sales in the fourth quarter, which we believe is due to increased year-end spending by our OEM customers and a higher level of sales activity in connection with year-end sales quotas. Accordingly, sales and net income for the first quarter of a given fiscal year may reflect little or no growth from the fourth quarter of the preceding fiscal year. In addition, many of our products' sales cycles are often lengthy and unpredictable, ranging up to 36 months. Our quarterly results of operations are also influenced by competitive factors, including pricing and availability of our and our competitors' time and frequency products. A large portion of our expenses are fixed and difficult to reduce in a short period of time. If net sales do not meet our expectations, our fixed expenses would exacerbate the effect of such net sales shortfall on net income. Furthermore, if we or our competitors announce new products and technologies, our customers may choose to defer purchases of our products. Order deferrals by our customers, delays in the introduction of our new products and longer than anticipated sales cycles for our products have in the past adversely affected our quarterly results of operations. Due to all of the foregoing factors, as well as unanticipated factors, it is likely that in some future quarter our operating results will be below the expectations of public market analysts or investors. If that happens, the price of our common stock may be materially adversely affected.

OUR SUCCESS DEPENDS ON THE CONTINUED GROWTH OF WIRELESS TELECOMMUNICATIONS MARKETS.

        We derive a substantial portion of our net sales from the sale of cesium standards, rubidium oscillators and related systems for wireless communications networks, and our future success depends to a considerable extent upon the continued growth and increased availability of cellular and other wireless communications services in the United States and internationally. We cannot assure you that either subscriber use or the implementation of wireless communications services will continue to grow, or that such growth will create demand for our products. We believe that continued growth in the use of wireless communications services depends on significant reductions in infrastructure capital equipment cost per subscriber and corresponding reductions in wireless service pricing. While the Federal Communications Commission has adopted regulations requiring local phone companies to reduce the rates charged to cellular carriers for connection to their wireline networks, we anticipate that wireless service rates will remain higher than rates charged for traditional wireline service, which may reduce the demand for wireless services and our products. The growth in the implementation of wireless communications services is also dependent upon both developed countries allowing continued deployment of new networks and developing countries deploying wireless communications networks, in both cases as opposed to, or in addition to, constructing wireline infrastructures.

        Several of our major customers, including Lucent, are suppliers to the personal communications services (PCS) market. We believe that many of our PCS network timing equipment customers are uncertain as to the rate of new sales in their markets. As a result of such uncertainties, we anticipate that customer orders, if any, will be unpredictable in size and frequency. Furthermore, even if the PCS market does experience future growth, we cannot assure you that our products will be widely utilized in PCS networks. In addition, some of our major customers are developing wireless networks utilizing code division multiple access (CDMA) technology. In the event that PCS technology does not gain widespread acceptance or the PCS market comes to depend upon a competing technology, our customers could reduce their demand for our products, which could materially adversely affect our business, financial condition and results of operations.

OUR E-COMMERCE SOLUTIONS BUSINESS IS DEPENDENT ON THE DEVELOPMENT AND MAINTENANCE OF THE WEB INFRASTRUCTURE.

        The success of our new E-Commerce Solutions Division will depend largely on the continued development and maintenance of e-commerce infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products such as high speed modems, for providing reliable e-commerce access and services. The internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. If the internet continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements, its infrastructure may be unable to support the demands placed on it.

        Because global commerce and the online exchange of information is new and evolving, we cannot predict whether e-commerce will prove to be commercially viable in the long term. In addition, e-commerce could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation. The infrastructure and complementary products or services necessary to make e-commerce commercially viable for the long term may not be developed successfully or in a timely manner. Even if these products or services are developed, e-commerce may not become a viable commercial marketplace for services such as those that our E-Business Solutions Division offers.

WE FACE CONSIDERABLE COMPETITION, INCLUDING COMPETITION FROM LARGER COMPANIES.

        Intense competition exists among manufacturers of time and frequency products, and we believe that competition in our markets from both new and existing competitors will increase in the future. We compete principally in several specialized market segments against a limited number of companies, some of which are more established, enjoy higher name recognition and possess far greater financial, technological and marketing resources than we do. We currently compete principally on the basis of the performance and quality of our products, including their reliability, as well as on price and timely manufacture and delivery. In the cellular and PCS markets, we compete primarily with Symmetricom, Inc. and with various other quartz oscillator manufacturers. In the wireline market, we compete primarily with Symmetricom and Oscilloquartz SA. In the enterprise computing market, we compete primarily with Tech-Sym Corp., Odetics, Inc. and True-Time, Inc. In the cesium standards market, we compete primarily with Hewlett-Packard and Frequency Electronics, Inc. In the rubidium oscillators market, we compete primarily with Frequency Electronics, Inc. In addition, certain companies, such as EG&G, Inc., that currently manufacture products exclusively for use in military applications, could enter commercial markets and compete directly with our business. We cannot assure you that we will be able to compete successfully in the future against existing or new competitors, that new technologies will not reduce the demand for our products or that we will be able to adapt successfully to changes in the markets served by our products. In addition, we cannot assure you that competitive pressures will not cause us to reduce prices, which would negatively affect gross margins.

OUR INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND THE NEW PRODUCTS WE DEVELOP MUST BE COMPATIBLE WITH SUCCESSFUL EMERGING TECHNOLOGIES.

        The telecommunications and enterprise computing markets, as well as the other markets for our products, are characterized by rapidly changing technology, evolving industry standards and new product introductions and enhancements. Sales of our time and frequency products depend in part on the continuing development and deployment of emerging telecommunications services which require the precise time and frequency control our products offer. We cannot assure you that new developments in telecommunications technology or the introduction of new communications protocols will not reduce the demand for our precise timing products. We depend significantly on our ability to enhance our existing products and to develop and introduce innovative new products on a timely basis that gain market acceptance. In addition, we are aware of other research and product development being undertaken by other companies and by academic institutions to evolve further smaller, lighter and less costly atomic clocks. We cannot assure you that other time and frequency products incorporating new technology, if and when available, will not be commercially successful and materially adversely affect our results of operations.

        Our products compete with alternative technologies being introduced in the time and frequency markets. For example, our rubidium oscillators compete primarily with less stable, lower-cost alternatives, such as GPS-disciplined quartz oscillators offered by other suppliers as well as by us. In the event that third parties are able to develop more stable quartz oscillators that are competitive with our rubidium oscillators, our business, financial condition and results of operations could be materially adversely affected. Symmetricom currently markets a software enhanced quartz oscillator with performance characteristics falling between a traditional quartz oscillator and our rubidium oscillator, at a price lower than that of our product. In the event that Symmetricom improves the performance of its product, our business, financial condition and results of operations could be materially adversely affected.

        Although we maintain an active development program to improve our product offerings, we cannot assure you that such efforts will be successful, that our new products will be developed on a timely basis and will achieve customer acceptance or that our customers' products will achieve market acceptance. Failure to develop, or introduce on a timely basis, new products or product enhancements that achieve market acceptance could materially adversely affect our business, operating results and financial condition. We cannot assure you that we will be successful in selecting, developing, manufacturing and marketing new products or enhancing our existing products on a timely or cost-effective basis.

FUTURE MERGERS AND ACQUISITIONS MAY FAIL TO PRODUCE ANTICIPATED BENEFITS.

        We plan to continue growing through strategic acquisitions of complementary products, technologies and businesses. Successful implementation of this strategy will be dependent upon our ability to identify and acquire suitable acquisition candidates and manage and integrate the operations of such acquisitions. Competition for acquisition candidates is intensifying within the telecommunications industry and may result in the inflation of purchase prices which exceed our financial capability or could otherwise inhibit our acquisition program or adversely affect our business, financial condition and operating results. In addition, we need the consent of our lenders to consummate any such acquisitions. We cannot assure you that we will be able to identify and acquire suitable additional candidates. Furthermore, even if additional acquisitions are consummated, we cannot assure you that we will be successful in managing and integrating such acquisitions. In addition, growth through acquisitions will place additional demands on our management and resources.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO CURRENCY FLUCTUATIONS.

        In 1998, 1997 and 1996, international revenues accounted for approximately 24%, 19% and 22%, respectively, of our net sales. We expect that international revenues will continue to account for a significant percentage of our net sales for the foreseeable future. Our foreign sales are generally invoiced in U.S. dollars and, accordingly, we do not currently engage in foreign currency hedging transactions. However, as we continue to expand our international operations, we may be paid in foreign currencies and exposure to losses in foreign currency transactions may increase. We may choose to limit such exposure by the purchase of forward foreign exchange contracts or through similar hedging strategies. We cannot assure you that any currency hedging strategy would successfully avoid exchange-related losses. In addition, if the relative value of the U.S. dollar in comparison to the currency of our foreign customers should increase, the resulting effective price increase of our products to such foreign customers could result in decreased sales, which could materially adversely affect our business, results of operations and financial condition.

OUR INTERNATIONAL OPERATIONS ENTAIL ADDITIONAL RISKS.

        Conducting business internationally exposes us to the following additional risks:

        o  greater difficulty administering our business globally;

        o failure to comply successfully with multiple and potentially conflicting regulatory requirements, such as export requirements, tariffs and other barriers;

        o failure to successfully comply with different health and safety requirements;

        o  difficulty staffing and managing foreign operations;

        o  longer accounts receivable cycles;

        o  restrictions against the repatriation of earnings;

        o  export control restrictions;

        o  overlapping or differing tax structures; and

        o  political and economic instability.

We cannot assure you that any of the foregoing factors will not materially adversely affect our business, results of operations and financial condition, nor that foreign markets for our products will not develop more slowly than currently anticipated. Foreign countries may decide not to construct wireless or wireline communications systems, to place moratoriums on building base stations or to terminate or delay construction of such systems for a variety of reasons, including environmental issues, economic downturns, the availability of favorable pricing for other communications services or the availability and cost of related equipment. Any such action by foreign countries would reduce the market for our products, which would materially adversely affect our business, results of operations and financial condition.

WE RELY UPON INTELLECTUAL PROPERTY RIGHTS WHICH MAY BE INFRINGED.

        Although we have patented certain aspects of our technology, we rely primarily on trade secrets, copyrights and contractual provisions to protect our proprietary rights. We cannot assure you that these protections will be adequate to protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology or that we can maintain such technology as trade secrets. We also cannot assure you that patents we possess will not be invalidated, circumvented or challenged. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Our failure to protect our intellectual property rights could materially adversely affect our business, operating results and financial condition.

        We cannot assure you that patent or other intellectual property infringement claims will not be asserted against us in the future. Although patent and intellectual property disputes may be settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and we cannot assure you that necessary licenses would be available on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling the affected products, which could have a material adverse effect on our business, financial condition and results of operations. In addition, should we decide to, or be forced to, litigate such claims, such litigation could be expensive and time consuming, could divert management's attention from other matters or could otherwise have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of the litigation.

WE DEPEND ON KEY COMPONENTS AND KEY SUPPLIERS TO MANUFACTURE OUR PRODUCTS.

We currently depend on a single supplier for various components we use to manufacture our products due to their unique component designs and quality and performance requirements. If single-sourced components were to become unavailable on terms satisfactory to us, we would be required to purchase comparable components from other sources. If for any reason we could not obtain comparable replacement components from other sources in a timely manner, our business, operating results and financial condition could be materially adversely affected. In addition, many of our suppliers need our orders for components to be placed far in advance. If we were unable to obtain sufficient quantities of components used in the manufacture of our time or frequency products, the resulting delays or reductions in product shipments could materially adversely affect our business, results of operations and financial condition. Due to rapid changes in semiconductor and other technology, on occasion one or more of the electronic components used in our products have become unavailable, resulting in unanticipated redesign and related delays in shipments. We cannot assure you that we will not experience similar delays in the future, the occurrence of which could materially adversely affect our business, financial condition and results of operations.

OUR BUSINESS COULD BE AFFECTED AS A RESULT OF GOVERNMENT REGULATIONS.

        Wireless transmissions and emissions, and certain equipment used in connection therewith, are regulated in the United States and internationally. The enactment by federal, state, local or foreign governments of new laws or regulations or a change in the interpretation of existing regulations could adversely affect the market for our products. We cannot assure you that the current trend toward deregulation and other regulatory developments favorable to the promotion of new and expanded wireless and wireline services will continue or that other future regulatory changes will have a positive impact on us. The increasing demand for wireless communications has pressured regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation and deliberation over competing technologies. The delays inherent in such governmental approval processes have in the past caused, and may in the future cause, the cancellation, postponement or rescheduling of the installation of communications systems by our customers. These delays could have a material adverse effect on our business arising from results of operations and financial condition.

WE FACE VARIOUS RISKS ARISING FROM OUR BUSINESS WITH THE U.S. GOVERNMENT.

        Our business with the U.S. government, both directly and indirectly through other government contractors, accounted for approximately 12%, 13% and 15% of net sales for 1998, 1997 and 1996, respectively. Our business with the U.S. government is subject to various risks, including unpredictable reductions in funds available for our projects and contract termination at the convenience of the government. A significant portion of our government business is also subject to reduction or termination due to government policy changes, such as reductions in military defense spending.

WE HAVE IMPLEMENTED CERTAIN ANTI-TAKEOVER PROVISIONS.

        Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement on Form S-3 with the SEC with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. You may read and copy any document we file at the SEC's public reference rooms in Washington D.C. We refer you to the registration statement and the exhibits and schedules thereto for further information with respect to us and our common stock. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

        We are subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will continue to file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's website referred to above.

        The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below and any additional documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities is terminated. The information we incorporate by reference is part of this prospectus, and any later information we file with the SEC will automatically update and supercede this information.

               The documents we incorporate by reference are:

               1. our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended;

               2. our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999;

               3. our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999;

               4.   our Current Report on Form 8-K, dated July 29, 1999;

               5. our Amendment to Current Report of Form 8-K, filed on October 12, 1999;

               6. the description of our capital stock contained in our Registration Statement on Form 8-A; and

               7. all other reports filed by us pursuant to Section 13(a) or 15(d) of the SEC Exchange Act since December 31, 1998.

        You may request a copy of these filings, at no cost, by writing or calling us at Datum Inc., 9975 Toledo Way, Irvine, California 92618-1819, telephone number (949)598-7500, Attention: David A. Young.

        You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference above. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.


                ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

        On July 29, 1999, we entered into an Agreement and Plan of Merger agreement with Datum Acquisition Sub., Inc., a Massachusetts corporation and our wholly-owned subsidiary, Digital Delivery, Inc., a Massachusetts corporation, and certain of Digital Delivery's stockholders. In the merger, we acquired 100% of the outstanding common stock of Digital Delivery from the former Digital Delivery stockholders in return for cash and 214,277 shares of our common stock. In addition to the initial 214,277 shares issued to the former Digital Delivery stockholders, pursuant to the merger agreement we will issue additional shares of our common stock to each of the former Digital Delivery stockholders on each of March 31, 2001 and March 31, 2002, in amounts based upon the performance of our E-Business Solutions Division, which is organized around our Digital Delivery subsidiary acquired in the merger. We are unable to estimate at this time how many additional shares we will be obligated to so issue.


                                 USE OF PROCEEDS

        The proceeds from the sale of each selling stockholder's common stock will belong to the selling stockholder. We will not receive any proceeds from such sales.

                              SELLING STOCKHOLDERS

        Pursuant to the merger agreement, we agreed to file a registration statement with the SEC to register the shares of our common stock we issued to the former Digital Delivery stockholders for resale by them, and to keep the registration statement effective until at least March 31, 2003. The registration statement of which this prospectus is a part was filed with the SEC pursuant to the merger agreement. The following table sets forth: (1) the name of each of the former Digital Delivery stockholders who hold shares of our common stock acquired in the merger; (2) the number of shares of our common stock owned by each such former Digital Delivery stockholder prior to this offering, and (3) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our common stock to be owned by each such former Digital Delivery stockholder after this offering.

                                                                                    Percentage
                                                                         Common      of Common
                                                      Common Stock    Stock Owned      Stock
                                                     Being Offered        Upon      Owned Upon
                                Common Stock Owned    Pursuant to      Completion   Completion
                                   Prior to the           this          of this       of this
Name                               Offering(1)       Prospectus(2)     Offering(3)  Offering(3)
------------------------------ --------------------- ---------------  ------------- ------------
Timothy Bowe                      15,055                15,055                0            *
Christopher Bowe                     587                   587                0            *
Colman W. O'Connor                   734                   734                0            *
Gill Fishman                      34,859                34,859                0            *
James Gould                        2,010                 2,010                0            *
T. Mark Hastings (4)              89,377                89,377                0          1.53%
L. Robert Johnson                    991                   991                0            *
Hari Khalsa                        4,039                 4,039                0            *
Stuart Levey                       1,079                 1,079                0            *
Ronald Margolis                    1,005                 1,005                0            *
Andy Miller                        1,101                 1,101                0            *
Steven Morlock                    14,688                14,688                0            *
George Plourde                       146                   146                0            *
Ronald J. Rubbico                 15,863                15,863                0            *
Richard Scimone                      183                   183                0            *
Ronald J. Subler                  24,088                24,088                0            *
Vannevar Management, Inc.          2,525                 2,525                0            *
Gerald Willett, Jr.                5,140                 5,140                0            *
James A. Wilson                       73                    73                0            *
Jack Wool                            734                   734                0            *
                                 -------               -------              ---          ----
TOTAL                            214,277               214,277                0          3.68%

 *   less than 1%

(1) The number of shares of common stock owned prior to this offering includes those shares of common stock initially issued to the selling stockholders in the merger on July 29, 1999, plus any shares of our common stock known by us to already be held beneficially by the selling stockholder.

(2) For each of the selling stockholders, the number of shares of common stock being offered under this prospectus represents the number of shares of our common stock initially issued in the merger on July 29, 1999. Pursuant to the merger agreement, we are obligated to issue to the selling stockholders additional shares of our common stock in amounts based on the future performance of our E-Business Solutions Division. The amount of such shares, or a meaningful estimate thereof, is indeterminable at this time.

(3) Assuming all shares offered hereby are sold, the number of shares of our common stock which each selling stockholder will own upon completion of this offering is equal to the number of shares of our common stock owned by such selling stockholder and not acquired in the merger or subsequently acquired pursuant to the E-Business Solutions Division performance criteria set forth in the merger agreement.

(4)  Upon consummation of the merger, Mr. Hastings became our employee.


                              PLAN OF DISTRIBUTION

        The shares of our common stock offered pursuant to this prospectus may be offered and sold from time to time by the selling stockholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. These selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. All or a portion of the common stock offered by this prospectus may be offered for sale from time to time on the Nasdaq National Market or on one or more exchanges, or otherwise at prices and terms than obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market, including, among others, ordinary brokerage transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders.

              We will not receive any part of the proceeds from the sale of common stock. The selling stockholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act, in which event commissions received by such intermediary may be deemed to be underwriting commissions under the Securities Act. We will pay all expenses of the registration of securities covered by this prospectus. The selling stockholders will pay any applicable underwriters' commissions and expenses, brokerage fees or transfer taxes.


                                  LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed on by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.


                                     EXPERTS

        The consolidated financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 1998 and the financial statements of Digital Delivery, Inc. incorporated in this Registration Statement by reference to the Current Report on Form 8-K/A filed on October 12, 1999, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

YOU MAY RELY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THE SECURITIES DISCUSSED IN THIS PROSPECTUS IN ANY JURISDICTION WHERE THEIR OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF WHEN THIS PROSPECTUS IS DELIVERED OR WHEN THE SECURITIES DISCUSSED IN THIS PROSPECTUS ARE SOLD.










                                 235,705 SHARES



                                   DATUM INC.





                                  COMMON STOCK







                                ----------------

                                   PROSPECTUS

                                ----------------








                                OCTOBER __, 1999

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


Item 14.  Other Expenses of Issuance and Distribution

        The following sets forth the costs and expenses, all of which shall be borne by the Registrant, in connection with the offering of the shares of Common Stock pursuant to this Registration Statement:

               Securities and Exchange Commission Fee............     $  445
               Accounting Fees and Expenses*.....................     $2,000
               Legal Fees and Expenses*..........................     $3,500
               Miscellaneous Expenses*...........................     $3,000
                                                                      ------
                      Total......................................     $8,945
                                                                      ======

        * Estimated


Item 15.  Indemnification of Directors and Officers.

        (a) As permitted by the Delaware law, the Registrant's restated certificate of incorporation, as amended, eliminates the liability of directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent otherwise required by Delaware law. The Registrant also carries directors and officers liability insurance.

        (b) The Registrant's restated certificate of incorporation, as amended, provides that the Registrant will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was its director or officer against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by Delaware law. The Registrant's bylaws provide for a similar indemnity to its directors and officers to the fullest extent authorized by Delaware law.

        (c) The Registrant's restated certificate of incorporation, as amended, also gives the Registrant the ability to enter into indemnification agreements with each of its officers and directors, and the Registrant has entered into indemnification agreements with each of its directors and officers which provide for the indemnification of its directors and officers against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.


Item 16.  Exhibits.

        2 Agreement and Plan of Merger, dated as of July 29, 1999, by and among the Registrant, Datum Acquisition Sub, Inc., a Massachusetts corporation and a wholly-owned subsidiary of the Registrant, Digital Delivery, Inc., a Massachusetts corporation, and certain stockholders of Digital Delivery, Inc (incorporated herein by reference from our Current Report on Form 8-K, dated July 29, 1999).

        5      Opinion of Stradling Yocca Carlson & Rauth, a Professional
               Corporation.

        23.1   Consent of PricewaterhouseCoopers LLP.

        23.2 Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).

        24 Power of Attorney (included on the signature page to the Registration Statement - see page II-4.)


Item 17.  Undertakings.

        The undersigned Registrant hereby undertakes:

        (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the mater has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (d) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

               (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it has met all of the requirements for filing on Form S-3 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the 26th day of October, 1999.



                                  DATUM INC.



                                  By: /s/ DAVID A. YOUNG
                                      ------------------------------------------
                                      David A. Young,
                                      Vice President and Chief Financial Officer

                                POWER OF ATTORNEY

        We, the undersigned officers and directors of Datum Inc., do hereby constitute and appoint David A. Young, our true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

           Signature                                Title                        Date
           ---------                                -----                        ----

/s/ LOUIS B. HORWITZ
-------------------------------          Chairman of the Board and         October 20, 1999
Louis B. Horwitz                         Director

/s/ ERIK H. VAN DER KAAY
-------------------------------          Director, President and Chief     October 20, 1999
Erik H. van der Kaay                     Executive Officer
                                         (Principal Executive Officer)

/s/ DAVID A. YOUNG
------------------------------           Vice President and                October 20, 1999
David A. Young                           Chief Financial Officer
                                         (Principal Financial Officer)

/s/ G. TILTON GARDNER
-------------------------------          Director                          October 20, 1999
G. Tilton Gardner

/s/ DAN L. MCGURK
-------------------------------          Director                          October 20, 1999
Dan L. McGurk

/s/ EDWARD A. MONEY
-------------------------------          Director                          October 20, 1999
Edward A. Money

           Signature                                Title                        Date
           ---------                                -----                        ----

/s/ MiCHAEL M. MANN
-------------------------------          Director                          October 20, 1999
Michael M. Mann

/s/ R. DAVID HOOVER
-------------------------------          Director                          October 20, 1999
R. David Hoover

                                  EXHIBIT INDEX



Exhibit                                                                                 Sequential
Number                Description                                                       Page Number
-------               -----------                                                       -----------

2 Agreement and Plan of Merger, dated as of July 29, 1999, by and among the Registrant, Datum Acquisition Sub, Inc., a Massachusetts corporation and a wholly-owned subsidiary of the registrant, Digital Delivery, Inc., a Massachusetts corporation, and certain stockholders of Digital Delivery, Inc (incorporated herein by reference from our Current Report on Form 8-K, dated July 29,
              1999).

5             Opinion of Stradling Yocca  Carlson & Rauth, a Professional                      --
              Corporation.

23.1          Consent of PricewaterhouseCoopers LLP.                                           --

23.2          Consent of Stradling Yocca Carlson & Rauth, a Professional                       --
              Corporation (included in the Opinion filed as Exhibit 5.1).

24            Power of Attorney (included on signature page to the                             --
              registration statement at page II-4).